INTENTIONAL GAP YEAR, INC &

THE GAP YEAR GIRLS, INC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31 2020

INTENTIONAL GAP YEAR, INC &

THE GAP YEAR GIRLS,INC

TWELVE MONTHS ENDED DECEMBER 31, 2020

CONTENTS



Andrew Benvenuti, Jr. CPA

PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Urtaxs103@gmail.com

INDEPENDENT AUDITOR'S REPORT

March 12, 2021

I have audited the accompanying balance sheet of The Gap Year Girls, Inc.& Intentional Gap Year, Inc as of December 31, 2020 and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Gap Years Girls, Inc.& Intentional Gap Year, Inc as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary combined schedules are also presented for the purposes of additional analysis and are not a required part of the basic financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew Benvenuti, CPA

INTENTIONAL GAP YEAR INC &
THE GAP YEAR GIRLS, INC

COMBINED

BALANCE SHEET

December 31, 2020

Assets

Current Assets

Cash	$	437
Loan Reveivable		2,000
Development Costs		85,592
Total Current Assets		88,029
Property and Equipment, Net of Accumulated Depreciation		-
Trademark		874
Copyright		55
Total Assets	$	88,958

Liabilities & Member's Equity

Current Liabilities

Credit Cards Payable	$	-
Total Current Liabilities		-

Long Term Liabilities

Total Long Term Liabilities		-
Total Liabilities		-

Stockholder's Equity

Capital Stock		-
Additional Paid in Capital		84,123
Retained Earnings		4,835
Total Stockholder's Equity		88,958
Total Liabilities & Stockholder's Equity	$	88,958

The accompanying notes are an integral part of the financial statement.
See Accountant Report

2

INTENTIONAL GAP YEAR &
THE GAP YEAR GIRLS, INC

COMBINED
TWELVE MONTHS ENDED

DECEMBER 31, 2020

Earned Revenues	$	699
Cost of Earned Revenues		3,208
Gross Profit		(2,509)
General and Administrative Expenses		1,776
Nontaxable CARES PPP Grant		2,000
Less Capitalized Development Costs		(4,720)
Net Income	$	2,435

The accompanying notes are an integral part of the financial statement.
See Accountant Report

INTENTIONAL GAP YEAR &
THE GAP YEAR GIRLS, INC

COMBINED

TWELVE MONTHS ENDED

DECEMBER 31, 2020

Balance -January 1	$	2,400
Current Year Net Income	$	2,435
Less Current Year Distributions	$	-
Balance - December 31, 2020	$	4,835

INTENTIONAL GAP YEAR &
THE GAP YEAR GIRLS, INC

COMBINED

STATEMENT OF CASH FLOWS
December 31, 2020

Cash Flows from Operating Activities

Net Income	$	2,435.00

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Depreciation	-	
	-	

(Increase) Decrease in Assets

Accounts Receivable	-	
Loans Receivable	(2,000.00)	

Increase (Decrease) in Liabilities

Accounts Payable and Accrued Expenses	-	
Net Cash Provided by Operating	$	435.00

Cash Flows from Investing Activities

Development Costs	(7,384)	
Net Cash Provided by Investing	(7,384)	

Cash Flows from Financing Activities

Prior period Adjustmentr	-	
Additional Paid in Capital	-	
Net Cash Provided by Financing Activities	-	

Net Decrease in Cash	$	(6,949)
Cash - Beginning of Year		7,386
Cash - December 31, 2020	$	437

INTENTIONAL GAP YEAR, INC &
THE GAP YEAR GIRLS , INC
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a privately held LLC engaged primarily in providing Life Coaching Programs. In October 2020 Intentional Gap Year, Inc issued and outstanding share of Gap Year Girls, Inc and the company is now reporting on a consolidated basis

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3:   EQUIPMENT
    Equipment consists of the following:

December 31,2020
NONE

Depreciation expense charged to operations was $0 for the twelve months of 2020.

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

    The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2020, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

    The company is in the development stage and has had no activity subject to tax and therefore no provision has been made for taxes.

NOTE 6:   Contingent Liabilities

    Management is unaware of any contingent liabilities as of the date of these financial statements.

INTENTIONAL GAP YEAR &
THE GAP YEAR GIRLS, INC

COMBINED

SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

	December 31, 2020
Direct Development Costs	$ 637
Writers, Assistants & Developers	1,640
Legal Advisory Fees	129
Software & Subscipitions	702
Beta Test, Refunds , Etc	100
Vendor Rebate	-
	$ 3,208

INTENTIONAL GAP YEAR &
THE GAP YEAR GIRLS, INC

COMBINED
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

DECEMBER 31, 2020

Advertising	$	431
Bank Charges		50
Bookkeeper		252
Meals & Entertainment		98
Networking		559
Office Expenses		154
Taxes & Fees		15
Vehicle & Travel		217
	$	1,776

INTENTIONAL GAP YEAR, INC &
THE GAP YEAR GIRLS, INC
APENDIX A
DECEMBER 31, 2020

Description of Securities of Intentional Gap Year, Inc & The Gap Year Girls, Inc

The Gap Year Girls, Inc

The Gap Year Girls, Inc became a wholly owned subsidiary of Intentional Gap Year Inc as October of 2020 and all authorized and issued shares are owned by Intentional Gap Year, Inc and there for all results are reported on a consolidated basis.

Intentional Gap Year, Inc

Intentional Gap Year, Inc has the following capital structure as of December 31, 2020:

Class of Security	Authorized Shares	Outstanding Shares
Common Stock - Voting	10,000,000	4,000,000

Major Shareholders as of December 31, 2020

Name	Position	Shares
Kimberley McCann	President/COO	2,000,000
Marissa Celeste Rajczi	Sec-Treas/CEO	2,000,000